James River Coal Company
901 East Byrd Street
Suite 1600
Richmond, Virginia 23219-4529
804-780-3000

September 21, 2010

VIA EDGAR AND FACSIMILE

H. Roger Schwall
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Facsimile: (202) 772-9368

Re:	James River Coal Company
Registration Statement on Form S-3
File No. 333-168628 – Request for Withdrawal

Dear Mr. Schwall:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, James River Coal Company (the “Company”) hereby requests the withdrawal of Pre-Effective Amendment No. 1 to the Company’s above-referenced Registration Statement (the “Registration Statement”), which was filed with the U.S. Securities and Exchange Commission on September 13, 2010 (“Amendment No. 1”) and Pre-Effective Amendment No. 2 to the Registration Statement, which was filed with the U.S. Securities and Exchange Commission on September 16, 2010 (“Amendment No. 2” and, together with Amendment No. 1, the “Amendments”).

The Company’s Amendments were filed, on behalf of the co-registrants, in error using the incorrect registration statement file number in the EDGAR system.  The Amendments are being withdrawn to re-file such Amendments using the correct registration statement file number.  The amendments to the Registration Statement reflected in each of Amendment No. 1 and Amendment No. 2 will be consolidated into one amendment to the Registration Statement and filed with the U.S. Securities and Exchange Commission

Sincerely,

James River Coal Company

/s/ Samuel M. Hopkins II

Samuel M. Hopkins II
Vice President and Chief Accounting Officer

cc:      David A. Stockton